

Vidur Raj Bhalla · 3rd

portfolio manager at bernard herold & co., inc

Stamford, Connecticut, United States · Contact info

258 connections

mission for vision usa

Pace University - Lubin School of Business

Experience

director
mission for vision usa
Dec 2005 – Present · 16 yrs 2 mos
new york new york

portfolio manager
bernard herold & co., inc
Oct 1987 – Present · 34 yrs 4 mos

portfolio mgmt for endowments, pension plans and hnw individuals

Education

Pace University - Lubin School of Business
1984 – 1987

mayo college